Exhibit 1.1

SEPARATION AGREEMENT AND GENERAL RELEASE
This Separation Agreement and General Release (the “Agreement”) is entered into by and between Mark Holleran (“Holleran”) and Xplore Technologies Corp. (“Xplore” or the “Company”) this 31st day of October 2017 (hereinafter, the “Effective Date”).  Holleran and Xplore are together referred to in this Agreement as the “Parties.”
The Parties hereby knowingly and voluntarily enter into this Agreement.  Holleran and Xplore acknowledge and agree that this Agreement constitutes the sole obligation of each to the other and that, except as expressly referenced herein, no other promises, commitments, or representations have been made with or by any of the Parties to the other.  The terms and conditions of this Agreement are as follows:
1.          Separation from Xplore.  Holleran’s employment with the Company will terminate as of the Effective Date.
2.          Separation Payments.  In consideration of Holleran’s acceptance of the terms and conditions set forth in this Agreement and provided Holleran does not revoke such acceptance pursuant to paragraph 18 below, Xplore shall pay Holleran a total of Three Hundred Twenty-Five Thousand Dollars ($325,000) in equal monthly installments over the course of twelve (12) months (Twenty-Seven Thousand, Eighty-Three Dollars and Thirty-Three Cents ($27,083.33) per month), less applicable withholdings and deductions (“Severance Payment”).  The first installment shall be paid within ten (10) business days of the Effective Date.  Each subsequent installment shall be paid within thirty-one (31) days of the prior payment.
3.          No Further Consideration.  Holleran agrees that he is not entitled to and will not seek any further consideration from Xplore other than that to which he is entitled pursuant to this Agreement.  Holleran acknowledges that he has been paid all monies and other consideration due him (other than as set forth in this Agreement), including any and all wages, other compensation, benefits and expenses.
4.          General Release of Xplore, et al.  In exchange for the payments and promises provided for in this Agreement, Holleran knowingly and voluntarily releases and forever discharges Xplore and all of its parents, subsidiaries, affiliates, successors, and assigns, as well as its and their current and former shareholders, directors, officers, employees, and agents (whether acting in an individual or representative capacity) (collectively referred to in this Agreement as the “Releasees”), of and from any and all claims, known and unknown, Holleran has or may have against the Releasees as of the date of his execution of this Agreement.  This general release includes, but is not limited to:
•
All claims related to Holleran’s employment with Xplore and any related entities, the terms and conditions of such employment (including claims for salary, wages, commissions, bonuses, benefits, severance, or any other form of payment or compensation), and the termination of such employment;

•	All claims for discrimination, retaliation, harassment, or hostile work environment;
•
All claims alleging violation of the following statutes, as amended: the Age Discrimination in Employment Act; the Civil Rights Act of 1964; the Civil Rights Act of 1991; Sections 1981 through 1988 of Title 42 of the United States Code; the Americans with Disabilities Act; the Family and Medical Leave Act; the Sarbanes-Oxley Act of 2002; the Dodd-Frank

Wall Street Reform and Consumer Protection Act; the Employee Retirement Income Security Act; the Texas Labor Code; or any other federal, state, or local constitution, statute, regulation, or ordinance;
•
All common law and statutory claims including, but not limited to, claims for breach of contract, promissory estoppel, misrepresentation, tortious interference, assault, battery, negligent or intentional infliction of emotional distress, duress, fraud, or violation of public policy; and

•	All claims for costs, fees, or other expenses, including attorneys’ fees, incurred in connection with this or any other matter.
Notwithstanding anything to the contrary in this Agreement, Holleran is not releasing or waiving any right he may have under Company bylaws, policies, agreements or insurance policies to be indemnified for any authorized acts or omissions arising out of or relating to his service for the Company.
5.          Acknowledgement of Waiver. This Agreement does not waive any claims or rights that cannot be waived by law, including any right Holleran may have to file a charge of discrimination with or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission.  However, Holleran acknowledges that he is waiving any claim or right to any form of damages or settlement in connection with any such charge, investigation or proceeding.  Nothing in this Agreement prohibits Holleran from reporting possible violations of federal law to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law.  Holleran does not need the prior authorization of Xplore to make, and is not required to disclose, any such reports or disclosures. Further, this Agreement does not limit Holleran’s right to receive an award for information provided to any such governmental agency or entity.
6.          Mutual Confidentiality.  Holleran and Xplore agree that they will not disclose or discuss any of the circumstances related to their entry into this Agreement with any other person except for their attorneys and/or tax or financial advisors (and Holleran may discuss such circumstances with his immediate family members) (“Authorized Recipients”), provided, however, that any such Authorized Recipient agrees to abide by the terms of this provision.  In the event either Party discusses the circumstances related to the Parties’ entry into this Agreement with Authorized Recipients, it shall be such Party’s obligation to advise such individuals of this confidentiality provision and to direct them not to disclose or discuss any such circumstances with any other person or entity. This nondisclosure obligation does not, however, apply to the extent disclosure may be required pursuant to a valid subpoena, at the request of a government agency in connection with any investigation it is conducting, or as otherwise required by any applicable law, rule, or regulation.
7.          Confidential Materials.  In the course of Holleran’s employment with Xplore, he had access to confidential and proprietary information and records, data, and other trade secrets of Xplore (“Confidential Information”).  Holleran shall not directly or indirectly disclose Confidential Information to any person or entity or use any Confidential Information in any way.  Holleran represents and warrants that, as of the date of this Agreement, he has returned to Xplore all property of Xplore or any Releasee in his possession, including, but not limited to, all documents, manuals, procedures, notebooks, trade ledgers, and any other Confidential Information, except that Holleran may keep the two Xplore-issued computers currently in his possession.  Holleran further represents and warrants that he has deleted all Confidential Information from his personal computers, cell phones, other memory devices, and/or records.  Holleran further acknowledges and agrees that he continues to be bound by all other obligations with respect to the treatment of Xplore’s confidential and proprietary information and trade secrets.
8.          Non-disparagement.  Holleran agrees that he will not make or cause to be made any false or disparaging statements, either orally or in writing, concerning Xplore, its products or services, or any of its shareholders, officers, directors, employees, or agents.  Xplore agrees that it will instruct all of its current officers and directors not to make or cause to be made any false or disparaging statements about Holleran.  Xplore agrees to issue a press release in the form previously approved by the parties.
9.          Cooperation.  For a period of twelve (12) months from the Effective Date, Holleran agrees to make himself available and to fully cooperate with Xplore in defending any threatened or actual litigation that currently exists or may arise subsequent to the execution of this Agreement.  Such cooperation includes, but is not limited to, meeting with Xplore representatives to discuss and review issues with which Holleran was directly or indirectly involved during his employment, participating in any investigation conducted by Xplore, signing declarations or witness statements, preparing for and serving as a witness in any civil or administrative proceeding, reviewing documents, and performing similar activities that Xplore deems necessary.  Holleran further agrees to be available as needed and cooperate in answering questions regarding any previous or current matter on which Holleran worked or had knowledge in order to ensure a smooth transition of responsibilities.
10.          Non-Compete.  Holleran agrees that, for a period of twelve (12) months following the Effective Date, Holleran will not provide any labor, work, services or assistance (whether as an officer, director, employee, partner, agent, owner, independent contractor, consultant or otherwise) to any business, person or entity engaged in designing, manufacturing, marketing or distributing rugged personal computer devices, including but not limited to tablet PC’s, notebooks and laptops or such other types of products that are offered by Xplore as of the Effective Date or that were in active development to be offered by Xplore during the twelve (12) month period preceding the Effective Date (“Competing Business”).
11.          Non-Solicitation of Employees.  Holleran agrees that, for a period of twelve (12) months following the Effective Date, Holleran will not directly or indirectly solicit or influence any Xplore employee to terminate employment with Xplore or solicit of influence any person who was employed by Xplore within the twelve (12) month period prior to the Effective Date to become employed by or render services to a Competing Business.
12.          No Contact.  Holleran agrees that, for a period of twelve (12) months following the Effective Date, Holleran will not initiate or attempt to initiate contact (whether in person, by telephone, by mail, through a third person, or by any other means) with any person or entity who, as of the Effective Date, is an employee, customer or supplier of Xplore for the purpose of discussing or conducting any Xplore business matter.
13.          Breach of Agreement.  If Holleran commits a material breach of any of the provisions of paragraphs 6, 7, 8, 9, 10, 11, or 12 of this Agreement, then Holleran shall not continue to receive, and Xplore shall have no obligation to provide, any of the Severance Payment referenced in paragraph 2.  Nothing in this paragraph shall preclude Xplore from pursuing any other remedies it may have in law or equity for any breach of this Agreement by Holleran.

14.          Governing Law.  This Agreement shall be subject to and governed by the laws of the State of Texas, without regard to its choice of law principles.
15.          Severability.  If any part(s) of this Agreement is found to be invalid, the remaining parts hereof shall remain in full force and effect.
16.          Entire Agreement; No Oral Modification. Except as expressly referenced herein, this Agreement constitutes the entire agreement between the Parties with respect to the subject matters hereof.  No waivers with respect to, amendments to, or changes in the obligations created by this Agreement shall be effective unless reduced to writing and signed by the Parties.
17.          Knowing and Voluntary.  By signing below, Holleran attests that he is entering into this Agreement freely, knowingly, and voluntarily, without duress or coercion, and with a full understanding of its terms.  Holleran acknowledges that he has been given a period of twenty-one (21) days to consider the terms of this Agreement.  He may revoke his acceptance of this Agreement by providing written notification of his revocation to Xplore’s counsel, John E. Kiley, Sheppard, Mullin, Richter & Hampton LLP, 30 Rockefeller Plaza, New York, NY 10112, within seven (7) days of his execution of this Agreement (the “Revocation Period”).  If Holleran revokes his acceptance of this Agreement, the Agreement will be null and void in all respects.
18.          Representation by Attorney.  Holleran is advised to discuss this Agreement with his attorney and acknowledges that he has been provided ample opportunity to do so.
IN WITNESS WHEREOF, the Parties have executed this Agreement freely, voluntarily, and knowingly, with the intention of being legally bound by it as of the Effective Date.

MARK HOLLERAN ________________________________ Date: ___________________________	XPLORE TECHNOLOGIES CORP. Sign: _____________________________________ Print: _____________________________________ Date: _____________________________________